

Mail Stop 4720

March 16, 2016

Via E-mail
Thom Waye
Chief Executive Officer
Tiberius Acquisition Corporation
800 Third Avenue, Suite 1701
New York, NY 10022

> **Re:** **Tiberius Acquisition Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 2, 2016**
> **CIK No. 0001662253**

Dear Mr. Waye:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 22

1. We note your response to comment 5. Please revise your risk factor disclosure to clarify for investors that they may only receive their pro rata portion of the funds in the trust account that are available for distribution to them, which could be less than $10.00 per share, and make corresponding changes to the offering summary that appears on pages 7 - 19, as applicable.

Draft Legality Opinion

2.   We note that the draft legality opinion does not address whether the units are a binding obligation of your company. Please provide us with counsel's analysis for believing that the units should be treated in a similar fashion to shares of capital stock under Delaware law. Please refer to Section II.B.1.h. of Staff Legal Bulletin No. 19, which is available on our website, for guidance.

3.   Please refer to enumerated opinion 3 and the following language therein: "when the terms of the warrant agreement under which the Warrants are to be issued . . . are duly established and the Warrant Agreement is duly executed and delivered, when the terms of the Warrants . . . are duly established in conformity with the Warrant Agreement and when such Warrants are duly executed and authenticated . . . ." Please have counsel explain to us why such assumptions are appropriate or revise to remove them from the opinion. Please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 for guidance.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

                                                Sincerely,

                                                /s/ Erin E. Martin

                                                Erin E. Martin
                                                Special Counsel
                                                Office of Financial Services

cc: Stuart Neuhauser, Esq.